SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Executive Officer,

Senior Director, Global Corporate Strategy

Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-chome

Chuo-ku, Osaka 541-0045, Japan

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102	SCHEDULE 13D/A	Page 2 of 13

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.17% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 95,928,219 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 25, 2022, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 27, 2022.

CUSIP No. G637AM102	Page 3 of 13

1	NAMES OF REPORTING PERSONS Sumitomo Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.17% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 95,928,219 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of July 25, 2022, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 27, 2022.

CUSIP No. G637AM102	Page 4 of 13

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,041,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,041,181
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.17% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 95,928,219 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of July 25, 2022, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 27, 2022.

Introductory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, Amendment No. 5 filed on May 14, 2021, Amendment No. 6 filed on September 17, 2021 and Amendment No. 7 filed on October 27, 2021 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 8, the “Statement”). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 8 is being filed to amend the Original Schedule 13D as follows:

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is amended and restated to read as follows:

(a)    The persons filing this statement are Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Pharma Co., Ltd. (formerly known as Sumitomo Dainippon Pharma Co., Ltd.), a Japanese corporation (“Sumitomo Pharma”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”). The Common Shares are owned directly by Sumitovant, which is a wholly-owned subsidiary of Sumitomo Pharma, which is a 51.76% owned subsidiary of Sumitomo Chemical. Sumitomo Pharma and Sumitomo Chemical are indirect beneficial owners of the Common Shares. The name of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(b)    Sumitomo Chemical’s principal office address is 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan. Sumitomo Pharma’s principal office address is 6-8, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045, Japan. Sumitovant’s principal office address is 11-12 St. James’s Square Suite 1, 3rd Floor London, United Kingdom SW1Y 4LB. The business address of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(c)    Sumitomo Chemical’s principal business is operating around the world in five business sectors: essential chemicals & plastics, energy & functional materials, IT-related chemicals, health & crop sciences, and pharmaceuticals. Sumitomo Pharma’s principal business is the research, development, manufacture, purchase, sale, importation and exportation of pharmaceutical products. Sumitovant’s principal business is to act as a holding company and directly own the Common Shares. The principal occupation or employment of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(d)    None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following information:

On September 30, 2022, Sumitovant delivered a letter to the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of the Issuer (the “Offer Letter”), pursuant to which Sumitovant proposed to acquire the remaining Common Shares that Sumitovant does not currently hold for a price of $22.75 per Common Share in cash (the “Proposed Transaction”).

Sumitomo Pharma and Sumitovant intend to engage in discussions with the Issuer regarding the terms of the Proposed Transaction. Sumitomo Pharma and Sumitovant may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. Sumitomo Pharma and Sumitovant and their subsidiaries will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Issuer, including, without limitation: (i) engaging in discussions with other shareholders, potential sources of financing, advisors, and other relevant parties and (ii) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The foregoing summary of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein. The Proposed Transaction may result in one or more of the actions specified in clauses (a)–(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present composition of the Board of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

There can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that the Proposed Transaction will be consummated.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 50,041,181 Common Shares beneficially owned by the Reporting Persons represent 52.17% of the issued and outstanding Common Shares based on 95,928,219 Common Shares issued and outstanding as of July 25, 2022, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 27, 2022.

Sumitovant has sole voting power and sole dispositive power with regard to 50,041,181 Common Shares. Each of Sumitomo Chemical and Sumitomo Pharma has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Pharma, by virtue of their relationships to Sumitovant, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Pharma disclaims beneficial ownership of such Common Shares for all other purposes.

(c)    There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d)    In connection with the Share Return Agreement, filed as Exhibit 99.4 to the Schedule 13-D filed on January 3, 2020, Roivant has the right to receive or the power to direct the receipt of an amount equal to all Distributions (as such term is defined in the Share Return Agreement) made on or in respect of the 4,243,005 Common Shares representing the Myovant Top-Up Shares (as such term is defined in the Share Return Agreement) that are not otherwise received by Roivant pursuant to Section 1 of the Share Return Agreement, to the extent that Roivant would be entitled to receive such Distributions if it held the Myovant Top-Up Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Company set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Offer Letter to the Audit Committee of the Board of Directors of the Issuer, dated as of September 30, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022		Sumitomo Chemical Co., Ltd.

	By:	/s/ Takeo Kitayama
		Name:	Takeo Kitayama
		Title:	Executive Officer, General Manager Corporate Planning Office

Dated: October 3, 2022		Sumitomo Pharma Co., Ltd.

	By:	/s/ Tsutomu Nakagawa
		Name:	Tsutomu Nakagawa
		Title:	Executive Officer Senior Director, Global Corporate Strategy

Dated: October 3, 2022		Sumitovant Biopharma Ltd.

	By:	/s/ Monika Adams
		Name:	Monika Adams
		Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Document Description

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Offer Letter to the Audit Committee of the Board of Directors of the Issuer, dated as of September 30, 2022.

Schedule A

Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.

The names and principal occupations, positions, offices or employment, as applicable, of Sumitomo Chemical Co., Ltd.’s directors and executive officers are set forth below. Each of Sumitomo Chemical Co., Ltd.’s directors and executive officers is a citizen of Japan, except Marc Vermeire, who is a citizen of the Kingdom of Belgium and Juan Ferreira, who is a citizen of Republic of Colombia and the United States. Unless otherwise indicated, the address and principal place of business for each listed director or executive office is c/o Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan.

Name	Position With Sumitomo Chemical Co., Ltd.	Principal Occupation

Masakazu Tokura	Representative Director, Chairman	—

Keiichi Iwata	Representative Director, President & Executive President	—

Noriaki Takeshita	Representative Director & Senior Managing Executive Officer, Essential Chemicals & Plastics Sector, Business Development for a Circular System for Plastics	—

Masaki Matsui	Representative Director & Senior Managing Executive Officer, IT-related Chemicals Sector	—

Kingo Akahori	Representative Director & Senior Managing Executive Officer, Energy & Functional Materials Sector	—

Nobuaki Mito	Representative Director & Senior Managing Executive Officer, Health & Crop Sciences Sector	—

Hiroshi Ueda	Director, Executive Vice President, Research Planning and Coordination, Digital and Data Science Innovation, Process & Production Technology & Safety Planning, Production & Safety Fundamental Technology Center, Engineering, Intellectual Property, Responsible Care, Industrial Technology & Research Laboratory, Environmental Health Science Laboratory, Advanced Materials Development Laboratory, Bioscience Research Laboratory	—

Hiroshi Niinuma	Director, Executive Vice President, General Affairs, External Relations, Legal, Human Resources	—

Hiroshi Tomono[1]	Outside Director	Senior Advisor, Nippon Steel Corporation

Motoshige Itoh	Outside Director	—

Atsuko Muraki	Outside Director	—

Akira Ichikawa[2]	Outside Director	Representative Director, Chairman of the Board, Sumitomo Forestry Co., Ltd.

Takashi Shigemori	Senior Managing Executive Officer, Corporate Planning, IT Innovation	—

Name	Position With Sumitomo Chemical Co., Ltd.	Principal Occupation

Marc Vermeire	Managing Executive Officer, Sumitomo Chemical Agro Europe S.A.S., Sumitomo Chemical Europe S.A./N.V.	—

Keiichi Sakata	Managing Executive Officer, Sumitomo Chemical Asia Pte Ltd	—

Motoyuki Sakai	Managing Executive Officer, Inorganic Materials Div., Specialty Chemicals Div., Advanced Polymers Div., Battery Materials Div.	—

Seiji Takeuchi	Managing Executive Officer, Planning & Coordination Office, Essential Chemicals & Plastics Sector, Responsible Care Dept., Essential Chemicals & Plastics Sector, Basic Material Div., Industrial Chemicals Div., Essential Chemicals Research Laboratory	—

Naoyuki Inoue	Managing Executive Officer, Procurement, Logistics	—

Keigo Sasaki	Managing Executive Officer, Corporate Communications, Accounting, Finance	—

Kenji Ohno	Managing Executive Officer, Sustainability, Internal Control and Audit, Legal Dept.	—

Shinichiro Nagata	Managing Executive Officer, Ehime Works	—

Yoshizumi Sasaki	Managing Executive Officer, Business Development Office for a Circular System for Plastics, Resin-related Business Development Dept., Polyolefins Div., Automotive Materials Div., MMA Div.	—

Ichiro Kosaka	Managing Executive Officer, Planning & Coordination Office, Energy & Functional Materials Sector, Quality Assurance Office, Energy & Functional Materials Sector	—

Takanari Yamaguchi	Managing Executive Officer, Research Planning & Coordination Dept., Digital and Data Science Innovation Dept., Intellectual Property Dept., Industrial Technology & Research Laboratory, Advanced Materials Development Laboratory	—

Hirokazu Murata	Managing Executive Officer, Oita Works, Misawa Works	—

Koichi Ogino	Managing Executive Officer, Chiba Works	—

Juan Ferreira	Managing Executive Officer, Work related to South American businesses of the Health & Crop Sciences Sector and Valent U.S.A.	—

Shinsuke Shojima	Managing Executive Officer, AgroSolutions Div. – International, Animal Nutrition Div.	—

[1]	Principal Place of Business: Nippon Steel Corporation, 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
[2]	Principal Place of Business: Sumitomo Forestry Co., Ltd., 3-2, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8270, Japan

Certain Information Concerning the Directors and Executive Officers of Sumitomo Pharma Co., Ltd.

The names and principal occupations, positions, offices or employment of Sumitomo Pharma Co., Ltd.’s directors and executive officers are set forth below. Each of Sumitomo Pharma’s directors and executive officers is a citizen of Japan, except Antony Loebel and Patricia C. Andrews, who are citizens of the United States. Unless otherwise indicated, the address and principal place of business for each listed director or executive officer is c/o Sumitomo Pharma Co., Ltd., 6-8, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045, Japan.

Name	Position With Sumitomo Pharma Co., Ltd.	Principal Occupation

Hiroshi Nomura	Representative Director, President and CEO	—

Toru Kimura	Representative Director, Executive Vice President Global Corporate Strategy; Regenerative & Cellular Medicine Office; Regenerative & Cellular Medicine Kobe Center; Regenerative & Cellular Medicine Manufacturing Plant	—

Yoshiharu Ikeda	Member, Board of Directors; Senior Executive Officer Cancer Research; Modality Research; Drug Research Division Head of Japan Business Unit	—

Hiroyuki Baba	Member, Board of Directors, Senior Executive Officer Global Data Design Office; Legal Affairs; Intellectual Property; IT Management & Digital Transformation; Frontier Business Office

Shigeyuki Nishinaka	Member, Board of Directors, Senior Executive Officer Global Business Development; International Business Management

Saeko Arai[1]	Member, Board of Directors (Outside)	President of Acuray, Inc.

Nobuhiko Endo[2]	Member, Board of Directors (Outside)	Executive Advisor, NEC Corporation

Minoru Usui[3]	Member, Board of Directors (Outside)	Chairman and Director, Seiko Epson Corporation

Koji Fujimoto[4]	Member, Board of Directors (Outside)	Deputy Director, Research Center for Industry Alliances, National University Corporation Tokyo Medical and Dental University

Hideyuki Harada	Senior Executive Officer, Technology Research & Development Division; Manufacturing Division Deputy Head of Japan Business Unit	—

Atsuko Higuchi	Senior Executive Officer, External Affairs; Corporate Secretariat; Human Resources	—

Takuya Taguchi	Senior Executive Officer Sales & Marketing Division Executive Director, Sales & Marketing Division Deputy Head of Japan Business Unit	—

Koichi Kozuki	Executive Officer, Regulatory Affairs; Medical Information; Medical Affairs; Corporate Regulatory Compliance & Quality Assurance Executive Director, Corporate Regulatory Compliance & Quality Assurance Division Deputy Head of Japan Business Unit	—

Name	Position With Sumitomo Pharma Co., Ltd.	Principal Occupation

Isao Shimizu	Executive Officer; Senior Executive Research Director, Drug Research Division	—

Yumi Sato[5]	Executive Officer, Drug Development Division Executive Director, Drug Development Division	Executive Vice President and Chief Corporate Strategy Officer, Sunovion Pharmaceuticals Inc.

Kenji Ueno	Executive Officer; Executive Director, Technology Research & Development Division	—

Naoki Noguchi	Executive Officer, Corporate Governance; Corporate Communications Senior Director, Corporate Governance	—

Tsutomu Nakagawa	Executive Officer Senior Director, Global Corporate Strategy	—

Antony Loebel[5]	Executive Officer	President and CEO, Sunovion Pharmaceuticals Inc.

Patricia C. Andrews[6]	Executive Officer Global Head of Oncology	CEO, Sumitomo Pharma Oncology, Inc.

[1]	Principal Place of Business: Acuray, Inc., 10-18, Nogaya 5-chome, Machida, Tokyo, 195-0053, Japan
[2]	Principal Place of Business: NEC Corporation, 7-1, Shiba 5-chome Minato-ku, Tokyo 108-8001 Japan
[3]	Principal Place of Business: Seiko Epson Corporation, 3-5 Owa 3-chome, Suwa, Nagano 392-8502 Japan
[4]	Principal Place of Business: National University Corporation Tokyo Medical and Dental University, 5-45 Yushima 1-chome, Bunkyo-ku, Tokyo 113-8510, Japan
[5]	Principal Place of Business: Sunovion Pharmaceuticals Inc., 84 Waterford Drive Marlborough, MA 01752, U.S.A.
[6]	Principal Place of Business: Sumitomo Pharma Oncology, Inc., 640 Memorial Drive, Cambridge, MA 02139, U.S.A.

Certain Information Concerning the Directors and Executive Officers of Sumitovant Biopharma Ltd.

The names and principal occupations, positions, offices or employment of Sumitovant Biopharma Ltd.’s directors and executive officers are set forth below. Each of Sumitovant Biopharma Ltd.’s directors and executive officers is a citizen of the United States, except Hiroshi Nomura, Shigeyuki Nishinaka, and Toru Kimura, who are citizens of Japan. Unless otherwise indicated, the address and principal place of business for each listed director or executive officer is c/o Sumitovant Biopharma, Inc., 151 W. 42nd Street, 15th Floor, New York, New York 10036.

Name	Position With Sumitovant Biopharma Ltd.	Principal Occupation

Myrtle Potter	Director	Director, CEO, Sumitovant Biopharma, Inc.

Hiroshi Nomura[1]	Director	Representative Director, President and CEO, Sumitomo Pharma Co., Ltd.

Shigeyuki Nishinaka[1]	Director	Member, Board of Directors, Senior Executive Officer Global Business Development; International Business Management, Sumitomo Pharma Co., Ltd.

Toru Kimura[1]	Director

Representative Director, Executive Vice President

Global Corporate Strategy; Regenerative & Cellular Medicine Office; Regenerative & Cellular Medicine Kobe Center; Regenerative & Cellular Medicine Manufacturing Plant

Vivek Ramaswamy[2]	Director	Founder and Executive Chairman, Roivant Sciences Ltd.

Matthew Gline[2]	Director	Chief Executive Officer and Director, Roivant Sciences Ltd.

Monika Adams[3]	Transactions Officer	—

[1]	Principal Place of Business: Sumitomo Pharma Co., Ltd., 6-8, Doshomachi 2-Chome, Chuo-ku, Osaka 541-0045, Japan
[2]	Principal Place of Business: Roivant Sciences, Inc. 151 West 42nd Street 15th Floor, New York, NY 10036, U.S.A.
[3]	Principal Place of Business: Sumitovant Biopharma Ltd., Clarendon House - 2 Church Street, Hamilton HM 11, Bermuda